CONFIRMING STATEMENT

This Statement confirms that the undersigned, Dennis Powell, has authorized and designated Jeanine Corr, Harold DeGraff or Janelle Wolf to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendment thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Intuit Inc.  The authority of Jeanine Corr, Harold DeGraff or Janelle Wolf under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to the undersigned's ownership of or transactions in securities of Intuit Inc., unless earlier revoked in writing.  The undersigned acknowledges that Jeanine Corr, Harold DeGraff or Janelle Wolf are not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

/s/ DENNIS D. POWELL

Dennis D. Powell

Dated:  February 19, 2004